Filed by RRI Energy, Inc.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
RRI Energy, Inc. (File No.: 1-16455)
Subject Company: Mirant Corporation (File No: 1-16107)

Annual Meeting of Stockholders May 19, 2010

Safe Harbors Forward-Looking Statements This presentation contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that contain projections, estimates or assumptions about our revenues, income, capital structure and other financial items, our plans and objectives for future operations or about our future economic performance, possible transactions, dispositions, financings or offerings, and our view of economic and market conditions. In many cases you can identify forward-looking statements by terminology such as "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "should," "will," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" and other similar words. However, the absence of these words does not mean that the statements are not forward-looking. Actual results may differ materially from those expressed or implied by forward-looking statements as a result of many factors or events, including, but not limited to, statements about the benefits of the proposed merger involving us and Mirant Corporation, including future financial position and operating results and the expected timing or ability to obtain necessary approvals and financing and to complete the merger, legislative, regulatory and/or market developments, the outcome of pending or threatened lawsuits, regulatory or tax proceedings or investigations, the effects of competition or regulatory intervention, financial and economic market conditions, access to capital, the timing and extent of changes in law and regulation (including environmental), commodity prices, prevailing demand and market prices for electricity, capacity, fuel and emission allowances, weather conditions, operational constraints or outages, fuel supply or transmission issues, hedging ineffectiveness and other factors we discuss or refer to in the "Risk Factors" sections of our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission. Our filings and other important information are also available on the Investor Relations page of our website at www.rrienergy.com. Each forward-looking statement speaks only as of the date of the particular statement and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. This presentation contains non-GAAP measures as defined by the Securities and Exchange Commission rules. Reconciliations of these measures to the most directly comparable GAAP measures are contained herein or within our earnings release and the financial tables attached thereto, which are available, together with this presentation, on our investors page at www.rrienergy.com. To the extent required, statements disclosing the utility and purposes of these measures are set forth in Item 2.02 to our current report on Form 8-K accompanying the earnings release, which is available on our web site. Certain factors that could affect GAAP financial measures are not accessible on a forward-looking basis, but could be material to future reported earnings and cash flows.

Safe Harbors Additional Information And Where To Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between RRI Energy and Mirant Corporation, RRI Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of RRI Energy and Mirant that also constitutes a prospectus of RRI Energy. RRI Energy and Mirant will distribute the joint proxy statement/prospectus to their respective shareholders. RRI Energy and Mirant urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy's website (www.rrienergy.com) under the tab "Investor Relations" and then under the heading "Company Filings." You may also obtain these documents, free of charge, from Mirant's website (www.mirant.com) under the tab "Investor Relations" and then under the heading "SEC Filings." Participants In The Merger Solicitation RRI Energy, Mirant, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from RRI Energy and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RRI Energy and Mirant shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about RRI Energy's executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant's executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010 and supplemented on April 28, 2919. Additional information about RRI Energy's executive officers and directors and Mirant's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from RRI Energy and Mirant using the contact information above.

2005A 2006A 2007A 2008A 2009A 2010E 2011E Total Distance from baseline 0.024 Blue Bar -0.049 -0.039 -0.027 0.003 -0.0175 -0.015 -0.0175 capacity 0.051 0.075 energy spacer new entrant 2005A 2006A 2007A 2008A 2009A 2010E 2011E Total Distance from baseline 0.024 Blue Bar 7.27 5.28 5.91 5.99 1.78 2.07 2.56 capacity 0.051 0.075 energy spacer new entrant Implied Rate of Return on New Build Power Generation is Cyclical & Current Environment is Challenging Gas - Coal Spread Commodity Prices Supply & Demand Focus is on what we can control Impact of current economic environment

Enterprise-wide execution excellence Achieve efficiency & effectiveness targets Focus on plant level operating and financial performance Complete implementation of enterprise risk management Maintain financial flexibility Address Orion Power Holdings maturity Achieve free cash flow neutral or better for 2010 & 2011 Position for long-term value Strategically position to benefit from market recovery Address marginal plant long-term value proposition Complete Cheswick scrubber installation Develop additional clarity on environmental investments Create value from industry consolidation Initiatives Manage risk in current market environment Operate our assets efficiently and effectively Position for the future-market recovery and consolidation Act as a disciplined steward of capital-recognize industry characteristics and challenges Support business with the appropriate capital structure and liquidity Strategic Priorities

Accomplishments Announced merger with Mirant creates near-term shareholder value Significantly reduced business risk profile Sold retail business eliminating nearly $3 billion of collateral obligations & contingent capital Implemented modest hedging for 2010 & 2011 for free cash flow break-even or better Completed comprehensive enterprise risk management assessment & implementing improvements Improved core operations Captured approximately $470 million in future forward capacity & PPA revenue Realigned corporate support costs by $40 million Efficiency & effectiveness metrics are on-track to meet annual targets Positioned for the future Implemented revised plans for profitability at Elrama, Avon Lake, Niles, New Castle & Indian River Completed Keystone scrubber removing 175,000 tons SO2 annually1 Cheswick scrubber being tied in - to be completed in 2Q 2010 Reduced gross debt by $940 million while retaining ample liquidity of $1.4 billion Represents total Keystone. RRI's share is 16.67%.

GenOn Energy: RRI/MIR Merger of Equals Combination Delivers Significant Shareholder Value Significant near-term value creation driven by annual cost savings of $150 million Strengthened balance sheet and enhanced financial flexibility Increased scale and geographic diversity across key regions Well positioned to benefit from improvement in market fundamentals

Increased Diversity and Scale Color by Holding Company Name Mirant RRI Energy Size By Summer Capacity MW 200 to 810 75 to 200 50 to 75 20 to 50 1 to 29 all others * Approximately 1,300 MW will move from MISO to PJM in June 2011 Gas 37 Coal - Controlled 19 Coal - Uncontrolled 11 Dual 30 Oil 2 PRO FORMA CAPACITY By Geography PJM 50 CAISO 23 Southeast 10 MISO 7 NYISO 10 PJM - 50% Southeast - 10% MISO* - 7% NYISO & ISONE - 10% CAISO - 23% PRO FORMA CAPACITY 24.7 GW Dual - 30% Oil - 2% Natural Gas - 37% Coal - 19% Controlled Coal - 11% Uncontrolled PRO FORMA GENERATION ~39,600 GWh Natural Gas 13 Uncontrolled Coal 25 Dual Fuel 3 Controlled Coal 59 Coal - 59% Controlled Natural Gas - 13% Coal - 25% Uncontrolled Dual -3% CAISO Midwest ISO ISO-NE NYISO PJM

Value Proposition Significant near-term value creation from Mirant merger Significant upside when commodity prices and economy recover Financial strength and actions to manage risks in challenging near-term environment Portfolio positioned to meet industry challenges and deliver value Disciplined capital investment approach Long-term value creation through industry consolidation

Annual Meeting of Stockholders May 19, 2010